SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 2 April 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


April 2, 2004



                  BP SELLS GLOBAL SPECIAL PRODUCTS BUSINESS TO
                                  H&R WASAG AG

BP announced today that it has agreed to sell its global special products business to H&R Wasag AG, a speciality chemicals group listed on the Frankfurt stock exchange.

The deal follows H&R Wasag's purchase of BP's European Special Products business which was completed earlier this year.

Subject to a number of approvals, H&R Wasag will acquire BP's remaining special products production, distribution and sales activities in South Africa, Australasia, SE Asia, North America and the UK.

The two parties said that they hoped to complete the transaction on July 1, 2004.


Notes to Editors:

- H&R Wasag AG is a speciality chemicals group, headquartered in Salzbergen, Germany.

-   Special products include waxes, process oils and rubber additives.

-   The book value of the assets involved in the transaction is EUR14.5 million.


Further information:

BP Press Office, London, tel: +44 (0)207 496 4358
H&R Wasag, Germany, tel: +49 (0)5976 945300


                                    - ENDS -




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         BP p.l.c.
                                                       (Registrant)



Dated:  02 April 2004                         /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary